

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2013

Via E-mail
Shuang Zhao
Shearman & Sterling LLP
c/o 12th Floor, Gloucester Tower
15 Queen's Road
Central, Hong Kong

> **Re: Tsingda eEDU Corporation**
> **Schedule 13E-3 filed by Tsinga eEDU Corporation, TEC Merger Sub, MA Platform, Inc., Tsing Da Century Education Technology Co., Ltd., Zhang Hui, Liu Jintao, Yangyi Yu, Ji Qing Wang, Capvent Asia Consumption Co-Investment Fund Ltd, Yun Hui Yu, Yu Sheng, Kang Chungmai, Zhang Meng Kung, Yang Fanbin, Feng Chengxiang and Li Li**
> **Filed January 24, 2013**
> **File No. 005-85496**

Dear Ms. Zhao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, providing the requested information or advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. The Schedule 13D filed on January 24, 2013 by the 13E-3 filing persons indicates that the date of the event giving rise to the filing obligation is the same date. It appears that on that date the 13E-3 filing persons contributed their shares to TEC Merger Sub. We note that Zhang Hui, Liu Jintao, Tsing Da Century Education Technology Co., Inc. and Yangyi Yu have held their shares in the company since at least November 30, 2010 but did not file a Schedule 13D until January 24, 2013. We are unable to locate any Schedule 13D for any of the foregoing persons prior to January 24, 2013. Please file all required Schedules 13D.

Summary Term Sheet, page 1

Parties to the Merger, page 2

2. Please disclose that Beijing Tsingda Century Investment Consultant of Education Co., Ltd is an affiliate of Tsingda eEdu.

The Filing Persons' Position on the Fairness of the Merger, page 4

3. Please disclose the negative factors that the filing persons weighed in considering the merger.

Background of the Transaction, page 8

4. The third sentence of the first paragraph of this section appears to be incomplete. Please revise.

5. We note your disclosure that the Rollover Shareholders took into account the price MA Platform, Inc. paid to Eastbridge Investment Group Corp. on December 18, 2012. We also note that the Rollover Shareholders instructed Sherman & Sterling to prepare the necessary documentation to effect a short-form merger on December 15, 2012. Please disclose whether Eastbridge Investment was aware of the potential going-private transaction prior to this transaction. In addition, please provide a brief summary of the valuation methodology MA Platform used to value the shares in this transaction.

6. Please revise your disclosure to discuss the resignation of two of your directors on December 19, 2012.

7. We note your disclosure that the Rollover Shareholders were concerned your shares were not traded on an exchange or over the counter. We also note your disclosure that the merger provides liquidity to the public stockholders. Please discuss whether the Rollover Shareholders considered trying to list your shares on an exchange.

8. Please revise to explain how the filing persons considered the company's business, operations, properties and assets, financial condition, business strategy and prospects, the nature of the company's industry, industry trend and economic and market conditions in assessing the merger.

Reasons, page 10

9. Please explain why the filing persons considered providing liquidity for the public stockholders a positive factor in the filing persons' analysis.

10. Please explain why the filing persons decided to pursue a going private transaction at this time. We note that the filing persons acquired ownership of the registrant in May 2010, presumably aware of the costs of operating a public company.

11. Please discuss whether the filing persons considered the tax benefits for Zhang Hui, Liu Jintao and Kang Chungmai in assessing the fairness of the merger.

Factors Considered in Determining Fairness, page 16

12. We note that you sold 3 million ordinary shares in July 2011 for $4.56 per share. We also note that some of the filing persons proposed to sell shares for a price between $1 and $3 per share. Please revise your disclosure to explain why those prices are not indicative of the value of your shares at the current time.

13. Please revise the third bullet point to expand your description of the "descending trend of the trading prices of China-based, U.S.-listed companies."

14. Please clarify how a lack of a third party buyer for Tsingda (as disclosed in the fourth bullet point) indicates that the proposed merger is fair.

15. Please clarify how the limitation of reporting obligations following the merger indicates that the proposed merger is substantively and procedurally fair to the public stockholders.

16. Please clarify how the ability of a dissenting shareholder to follow an appraisal process under Cayman law is indicative of procedures designed to arrive at a fair price in a transaction.

17. Refer to the first full paragraph of page 17. In connection with your discussion of how the book value of your shares is not meaningful, disclose the book value per share.

18. Refer to the second full paragraph of page 17. Describe the "financial analyses evaluated and considered" to which you refer. We note that the only evaluation that is discussed is the sales price of a block of shares among 2 private parties, including a filing person.

19. Refer to the first full paragraph on page 18. Clarify there which filing person "individually" considered the matters in each bullet point instead of aggregating the filing persons.

Trading Market and Price, page 20

20. Please tell us what you intended shareholders to do in respect of the highlighted language urging them to obtain current market quotations for shares which are not traded publicly.

Prior Stock Purchases, page 20

21. We note that:

- On December 30, 2011, MA Platform, Inc. purchased 1,217,961 Ordinary Shares of TEC from six shareholders.

- On August 22, 2012, MA Platform, Inc. purchased 11,339,363 Ordinary Shares of TEC from 12 shareholders at $4.20 per share.

- On September 10, 2012, MA Platform, Inc. purchased 1,270,041 Ordinary Shares of TEC from nine shareholders at $2.30 per share.

- On December 18, 2012, MA Platform, Inc. purchased 1,424,129 Ordinary Shares of TEC from Eastbridge Investment Group Corp. at $2.30 per share.

Please provide us with your analysis of why these acquisitions were not the first steps in a going private transaction under Rule 13e-3 that required the contemporaneous filing of a Schedule 13E-3 when the acquisitions closed.

Dissenters' Rights, page 26

22. Your disclosure may not be qualified by reference to statutes. Please revise the first paragraph accordingly.

Plans, page 29

23. Revise your disclosure to address each of the requirements of Item 1006(c)(1)-(8) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brandon Hill, Attorney Adviser, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, David F. Duchovny, at (202) 551-3619, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director